Exhibit 99.17

Strictly Private and Confidential

Dated	25 January 2024

FUTURELEARN LIMITED

SECURITYHOLDERS’ AGREEMENT

THE SECURITIES REFERRED TO IN THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”) OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER THE 1933 ACT AND SUCH OTHER APPLICABLE SECURITIES LAWS OR EXEMPTIONS THEREFROM AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN. THE ISSUER OF THE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE 1933 ACT AND ANY OTHER APPLICABLE SECURITIES LAWS. THE SECURITIES ARE ALSO SUBJECT TO CERTAIN RESTRICTIONS CONTAINED IN THE ARTICLES AND MAY NOT BE SOLD OR TRANSFERRED TO ANYONE EXCEPT IN COMPLIANCE WITH THOSE RESTRICTIONS ON TRANSFERABILITY SET FORTH THEREIN. SECURITYHOLDERS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR RESPECTIVE INVESTMENTS FOR AN INDEFINITE PERIOD OF TIME.

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FUTURELEARN LIMITED

SECURITYHOLDERS’ AGREEMENT

THIS SECURITYHOLDERS’ DEED (this “Agreement”), dated as of 25 January 2024, is made by and among (i) FutureLearn Limited, a private limited liability company incorporated under the laws of England and Wales with registered number 08324083 (the “Company”), (ii) GAH Education Holding Limited, a private limited liability company incorporated under the laws of England and Wales with registered number 13072420 (the “Majority Shareholder”), and (iii) Selina Ventures Holding Ltd, a private limited liability company incorporated under the laws of England and Wales with registered number 12144828 (the “Minority Shareholder”). The Company, the Majority Shareholder, and the Minority Shareholders are the “Parties” and each a “Party” to this Agreement.

WHEREAS, the Majority Shareholder holds Ordinary Shares;

WHEREAS, the Minority Shareholder holds A Ordinary Shares; and

WHEREAS, the Parties desire to enter into this Agreement concerning the rights and obligations of the Parties as shareholders of the Company and the conduct of affairs and the governance of the Company thereby.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

In this Agreement, the following words and phrases shall have the meanings ascribed to them in this Section 1:

“Accelerated Issuance” has the meaning set forth in Section 3(c)(iv).

“Affiliate” when used with reference to any Person, means any other Person (i) Controlled by such first Person, (ii) capable of Controlling such first Person or (iii) with which such first Person is under the common Control of another; provided that: (A) any Person serving as the investment advisor to or manager of another Person shall be deemed an Affiliate of such other Person and vice versa; (B) any two Persons managed or advised by the same investment advisor or manager or an Affiliate thereof shall be deemed to be Affiliates of each other; and (C) no member of the Group shall be deemed an Affiliate of a Shareholder for the purposes of this Agreement.

“Agreement” has the meaning set forth in the Preamble hereto.

“Articles” means the memorandum and articles of association of the Company, as amended from time to time.

“Attorney” has the meaning set forth in Section 9(c)(i).

“Board” means the board of directors of the Company.

“Business Day” means any day, other than a Saturday, Sunday or legal holiday, on which banking institutions in London, England are ordinarily open for business. If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the first Business Day following such day.

“Change of Control” means any sale of securities or assets, consolidation, merger or other transaction or event (i) resulting in the Majority Shareholder and its Affiliates ceasing to directly or indirectly Control the Group, or (ii) pursuant to which all or substantially all of the Company’s or the Group’s business, assets or undertakings are transferred to a third party or parties who is or which are not an Affiliate of the Group or the Majority Shareholder.

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“Company” has the meaning set forth in the Preamble hereto.

“Confidential Information” means any information concerning the Company or any Subsidiary of the Company or any Affiliate of any of the foregoing including, but not limited to, information relating to the financial condition, business, operations or prospects of any such Persons in the possession of or furnished to a Shareholder; provided that the term “Confidential Information” does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by such Shareholder or its partners, directors, officers, employees, agents, counsel, investment advisors or representatives (all such Persons being collectively referred to as “Representatives”) in violation of this Agreement, (ii) is or was available to such Shareholder on a non-confidential basis prior to its disclosure to such Shareholder or its Representatives by another Shareholder or any member of the Group, or (iii) was or becomes available to such Shareholder on a non-confidential basis from a source other than another Shareholder or any member of the Group, which source is or was (at the time of receipt of the relevant information) not, to the best of such Shareholder’s knowledge, bound by a confidentiality agreement with (or other confidentiality obligation to) any member of the Group or another Person.

“Control” means, in respect of a Person: (a) the possession, directly or indirectly, of the power to (i) manage, govern, direct or cause the direction of the management and policies of a Person; (ii) appoint or remove the managing and governing or supervisory bodies of such Person or a majority of the members thereof; or (iii) give directions with respect to the operating and financial policies of the person with which the directors or other equivalent officers are obliged to comply; and/or (b) the holding beneficially of more than fifty per cent. (50%) of the issued voting share capital of the Person, in each case whether through the ownership of voting securities, by contract or otherwise (in such respect, a limited partnership shall be deemed to be Controlled by its general partner and “Controlled” and “Controlling” shall be construed accordingly).

“Debt Securities” means (a) any instrument or agreement (i) evidencing any indebtedness for borrowed money or (ii) issued by the Company in substitution or exchange for indebtedness for borrowed money, (b) any note, bond, debenture, or other debt security, (c) any instrument or agreement evidencing any commitment by which a Person ensures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (d) any instrument or agreement evidencing any indebtedness or other obligation guaranteed in any manner by the Company or any of its Affiliates, (e) any security which is limited to a fixed sum or percentage of the nominal value of such indebtedness, and (f) any participation in any of the foregoing, in each case issued by, in respect of, or for the benefit of, the Company.

“Director” means a member of the Board.

“Drag-Along Notice” has the meaning set forth in Section 7(a).

“Drag-Along Sale” has the meaning set forth in Section 7(a).

“Drag-Along Securities” has the meaning set forth in Section 7(a).

“Drag-Along Sellers” has the meaning set forth in Section 7(a).

“Drag-Along Majority Shareholder” has the meaning set forth in Section 7(a).

“Equity Securities” means (a) any shares in the capital of the Company (including, ordinary shares), (b) any warrants, options, or other rights to subscribe for or to acquire, directly or indirectly, shares in the capital of any member of the Group, whether or not then exercisable or convertible, (c) any shares, notes, or other securities which are convertible into or exchangeable for, directly or indirectly, shares in the capital of the Company, whether or not then convertible or exchangeable, (d) any shares in the capital of the Company issued or issuable upon the exercise, conversion, or exchange of any of the securities referred to in clauses (a) through (c) above, and (e) any securities issued or issuable directly or indirectly with respect to the securities referred to in clauses (a) through (d) above by way of dividend or share split or in connection with a combination of shares, recapitalisation, reclassification, merger, consolidation, or other reorganization. For the avoidance of doubt, Equity Securities does not include Debt Securities.

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“Excluded Issuance” means (i) any issuance of Securities in connection with a dividend or other distribution, share split or conversion, (ii) any issuance pursuant to an exchange or exercise of Securities in accordance with their terms, (iii) any issuance of Securities to a wholly- owned member of the Group, (iv) any issuance pursuant to a Solvent Reorganisation where such Solvent Reorganisation is validly approved and effected in accordance with the terms of this Agreement, and (v) any Management Issuance.

“Exercise Period” has the meaning set forth in Section 3(c)(iii). “Expiry Date” has the meaning set forth in Section 3(c)(iv).

“GBP” or “£” means British Pounds Sterling, the official currency of the United Kingdom.

“Group” means the Company and its Subsidiaries, and “Group Company” shall be construed accordingly.

“Majority Shareholder” has the meaning set forth in the Preamble hereto.

“Management Issuance” means any issuance of Securities to employees or directors of the Company or any Group Company time to time pursuant to any management incentive plan adopted by the Company, in each case as approved by the Board; provided that the aggregate amount of Securities issued pursuant to any Management Issuance(s) do not constitute more than fifteen percent. of the fully diluted share capital of the Company at any time.

“Minority Shareholder” has the meaning set forth in the Preamble hereto.

“Parties” has the meaning set forth in the Preamble hereto.

“Permitted Transfer” has the meaning set forth in Section 5(b).

“Permitted Transferee” means:

(a)	with respect to any Majority Shareholder, (i) any Affiliate of such Person or (ii) any current or potential investor in an Affiliate of such Person; or

(b)	with respect to any Minority Shareholder who is not a natural person, any corporation, limited liability company, (limited) partnership (whether or not having separate legal personality), cooperative, association, foundation, business entity or other legal entity directly or indirectly wholly owned and Controlled by, in each case, the Person who directly or indirectly wholly owns and Controls such Minority Shareholder on the date it became a Shareholder;

“Person” means an individual, corporation, limited liability company, (limited) partnership (whether or not having separate legal personality), cooperative, association, foundation, business entity or other legal entity, trust, joint venture, unincorporated organisation or governmental entity or any department, agency or political subdivision thereof.

“Pre-emptive Issuance” has the meaning set forth in Section 3(c)(i).

“Pre-emptive Notice” has the meaning set forth in Section 3(c)(ii).

“Pre-emptive Reply” has the meaning set forth in Section 3(c)(iii).

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“Pre-emptive Right” has the meaning set forth in Section 3(c)(i).

“Pre-emptive Securities” has the meaning set forth in Section 3(c)(i).

“Pro Rata Percentage” means, with respect to any Shareholder, a percentage equal to (i) a fraction, (x) the numerator of which shall equal the number of Shares held by such Shareholder as of such date of determination, and (y) the denominator of which shall equal the aggregate number of Shares issued and outstanding as of such date of determination, multiplied by (ii) 100%.

“Quota” has the meaning set forth in Section 3(c)(iii).

“Securities” means the Shares and any other debt securities (including shareholder loans) or equity securities of, or interest in, the Company including, but not limited to, any Debt Securities or Equity Securities.

“Shareholder” means each of the Majority Shareholder and the Minority Shareholder, but does not include any Person who has ceased to hold an interest in Securities.

“Shares” means the Ordinary Shares, A Ordinary Shares and B Ordinary Shares, which shall in each case have the respective rights attaching to them pursuant to the Articles.

“Solvent Reorganisation” means any solvent reorganisation of the Company or any Affiliate or Subsidiary of the Company, including by merger, demerger, consolidation, recapitalisation, Transfer or sale of securities or assets and/or liabilities, or contribution of assets and/or liabilities, or any liquidation, exchange of securities, conversion of entity, migration of entity, formation of new entity, or any other transaction or group of related transactions (in each case other than to or with a third party that is not a member of the Group or an Affiliate thereof, or an entity formed for the purpose of such Solvent Reorganisation), in which:

(a)	all holders of the same class of equity securities in the Group (other than entities within the Group) are offered the same consideration in respect of such equity securities;

(b)	the pro rata indirect economic interests of the Shareholders in the business of the Group, vis-à-vis one another and all other holders of shares and other equity securities in the Group (other than those held by entities within the Group), are preserved in all material respects;

(c)	the rights of the Shareholders under this Agreement and the Articles are preserved in all material respects (it being understood by way of illustration and not limitation that the relocation of a covenant or restriction from one instrument to another shall be deemed a preservation if the relocation is necessitated, by virtue of any law or regulation applicable to the Group following such Solvent Reorganisation, as a result of any change in jurisdiction or form of entity in connection with the Solvent Reorganisation; provided that such covenants and restrictions are retained in instruments that are, as nearly as practicable, to the extent consistent with business and transactional objectives, equivalent to the instruments in which such restrictions or covenants were contained prior to the Solvent Reorganisation);

(d)	no Shareholder is required to actually make any capital contributions or other financial commitments (for the avoidance of doubt, excluding any arrangement where the net effect on the Shareholder in practice is nil (such as set-off contribution arrangements)); and

(e)	the structure is designed so as to mitigate, to the extent practicable, any adverse tax and regulatory consequences for the Shareholders taken as a whole.

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“Subsidiary” means, with respect to any Person, any corporation, limited liability company, (limited) partnership (whether or not having separate legal personality), cooperative, association, foundation, business entity or other legal entity of which (i) if a corporation, a majority of the total voting power of holders of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managing directors, supervisory directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the limited liability company, partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons is entitled to a majority of limited liability company, partnership, association or other business entity gains or losses or if such Person or Persons is, or is capable of controlling, the managing director or general partner of such limited liability company, partnership, association or other business entity.

“Tag-Along Majority Shareholder” has the meaning set forth in Section 6(a).

“Tag-Along Notice” has the meaning set forth in Section 6(a).

“Tag-Along Participating Securities” means such proportion of the Securities held by a Tag- Along Seller as is equal to the proportion of the Securities held by the Tag-Along Majority Shareholder that are proposed to be transferred to the prospective transferee.

“Tag-Along Sale” has the meaning set forth in Section 6(a).

“Tag-Along Securities” has the meaning set forth in Section 6(a).

“Tag-Along Seller” has the meaning set forth in Section 6(b).

“Tax” or “Taxation” means any form of tax, levy, duty, impost, duty, charge, contribution, tariff, withholding, deduction, rate or other governmental charge (national or local) of whatever nature, whenever and wherever imposed, which is collected or assessable by, or payable to, a Taxation Authority or any other person as a result of any enactment relating to tax, or any amount paid of or in respect of or on account of any of the foregoing, together with all related penalties, charges, surcharges, fines, and interest, and in each case whether payable directly or imposed by way of a withholding or deduction, and in respect of any person whether their liability for the same is a primary of secondary liability.

“Taxation Authority” means any taxing or other authority (whether within or outside the United Kingdom) competent to impose any liability to Tax or assess or collect any Tax.

“Transfer” has the meaning set forth in Section 5(a).

2.	BOARD MEETINGS.

(a)	Quorum. All resolutions of the Board shall be adopted in a meeting in which a simple majority of the Directors are present or represented.

(b)	Directors. The Board shall comprise any number of Directors who may be appointed at all times by, and may be suspended or dismissed and replaced at all times by, the Majority Shareholder (in each case by notice in writing to the Company).

(c)	Voting. The Board shall take any decision at a meeting (or by written consent in lieu of meeting) by the affirmative vote or consent of a simple majority of votes cast by those Directors present or represented and voting; provided that the Parties shall procure that if the Board resolves upon any matter set forth in Schedule 1 (Minority Shareholder Approval Matters), such resolution shall only be adopted with the consent of the Minority Shareholder.

(d)	Action by Written Resolution. Any action permitted or required by this Agreement to be taken at a meeting of the Board may be taken without a meeting, without prior notice and without a vote, if a written resolution setting forth the action to be taken is signed by all the Directors.

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3.	ISSUANCES

(a)	New Issuances. To the fullest extent permitted by law and the Articles, each Shareholder shall cast all votes over which he, she or it has voting control (or abstain from voting) and shall take all other necessary or desirable actions within his, her or its control (whether in his, her or its capacity as a Shareholder, Director or officer of the Company or otherwise) and the Company shall take all other necessary or desirable actions within its control to procure that this Section 2 shall govern any future issuance of Securities. Subject to the requirements of this Section 2, the Board shall have the authority to cause the issuance of any Securities or any securities of any Subsidiary of the Company, securities convertible, exercisable or exchangeable for any such securities, or warrants, options or other rights to purchase or otherwise acquire any such securities, on such terms and subject to such conditions as the Board shall deem appropriate.

(b)	Waiver of Statutory Rights. To the maximum extent permitted by applicable law, but without prejudice to the rights of the Shareholders under Section 3(c), each Shareholder hereby waives any and all pre-emptive and preferential subscription rights otherwise provided by applicable law in connection with any issuance of Securities or any securities of any Subsidiary of the Company, or securities convertible, exercisable or exchangeable for any such securities, or the right to otherwise become a Shareholder. The Board shall, in connection with any such issuance, take such actions as are necessary to disapply or procure waivers of any such pre-emptive and preferential subscription rights with respect thereto pursuant to applicable law or the Articles.

(c)	Pre-emptive Rights.

(i)	Generally. If the Company proposes to issue any Securities (in each case, “Pre-emptive Securities”) (other than pursuant to an Excluded Issuance) (a “Pre-emptive Issuance”), each Minority Shareholder shall have the right (the “Pre-emptive Right”) to subscribe for an amount of Pre-emptive Securities equal to such Minority Shareholder’s Pro Rata Percentage of each class and type of Pre-emptive Securities. The Pre-emptive Right shall be exercisable by each such Minority Shareholder for the same price and upon the same terms and conditions as the Pre-emptive Securities to be issued in such Pre-emptive Issuance.

(ii)	Delivery of Pre-emptive Notice. At least thirty (30) Business Days prior to any proposed Pre-emptive Issuance, the Company shall deliver a written notice to the Minority Shareholders setting forth the number of Pre-emptive Securities of each class or type proposed to be issued in such Pre-emptive Issuance, the consideration the Company intends to receive in connection with such Pre-emptive Issuance, and any other terms and conditions applicable to such Pre-emptive Issuance (the “Pre-emptive Notice”).

(iii)	Election to Participate.

(1)	If a Minority Shareholder desires to exercise its Pre-emptive Right, such Minority Shareholder must deliver written notice of such election (the “Pre-emptive Reply”) to the Board within fifteen (15) Business Days following receipt of such Pre-emptive Notice (the “Exercise Period”), indicating the number of Pre-emptive Securities of each class or type (such number not to exceed the aggregate number of Pre-emptive Securities of such class or type proposed to be issued in such Pre-emptive Issuance, multiplied by the Minority Shareholder’s Pro Rata Percentage) (the “Quota”) for which such Minority Shareholder desires to subscribe.

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(2)	In the event of a Pre-emptive Issuance, the Pre-emptive Securities shall be issued to the participating Shareholders within thirty (30) Business Days following expiration of the Exercise Period. If a Minority Shareholder fails to deliver a Pre-emptive Reply in accordance with this Section 3(c)(iii) (or the Minority Shareholder indicates in the Pre- emptive Reply a desire to subscribe for less than its Quota), the Pre- emptive Securities or the balance of the Pre-emptive Securities (as the case may be) may thereafter, for a period not exceeding ninety (90) days following the expiration of the Exercise Period, be issued on terms and conditions no more favourable and at a price not less than the price set forth in the Pre-emptive Notice to the relevant Shareholder. Any such Pre-emptive Securities not issued during such ninety (90) day period shall thereafter again be subject to the Pre- emptive Right provided for in this Section 2.

(iv)	Accelerated Issuance. In the event that the Board determines in good faith that it is in the best interests of the Company or any of its Subsidiaries to conduct an issuance which would otherwise be subject to this Section 3(c) on an accelerated basis (including, without limitation, an issuance required to cure or prevent a potential default under any financing documents that a Group Company may be party to), then such issuance shall be completed in compliance with the procedures set forth in this Section 3(c)(iv) (an “Accelerated Issuance”). In the context of an Accelerated Issuance, the relevant subscriber(s) participating in such Accelerated Issuance shall with effect from the date of such Accelerated Issuance be deemed to have been irrevocably offered for sale to the Shareholders (other than the relevant subscriber), and upon receipt of written acceptance of such offer from any Shareholder, shall be bound to sell such portions of the newly issued Securities as each such Shareholder would otherwise have been entitled to subscribe for, and at a price and upon terms no less favourable than those which each Shareholder would have been entitled to receive, had the issuance been effected in accordance with the Pre-emptive Right. An offer deemed to have been made pursuant to this Section 3(c)(iv) shall be capable of acceptance (in whole or in part) by a Shareholder until the earlier of (a) the date falling forty- five (45) days following the date of such offer, and (b) the date on which such Shareholder has unequivocally waived his Pre-Emptive Right in respect of such issuance in writing (such date referred to in (a) or (b), the “Expiry Date”). The relevant subscriber(s) participating in such Accelerated Issuance shall not exercise any voting rights attributable to such newly issued Securities until the earlier of (i) the completion of the secondary sales contemplated by this Section 3(c)(iv) and (ii) the Expiry Date.

(d)	Re-Designation. It is the intention of the Parties that the Majority Shareholder holds Ordinary Shares and the Minority Shareholder holds A Ordinary Shares. The Parties agree that, if so directed by the Board in its sole discretion, they shall procure a re- designation, implementation of a swap, conversion or exchange or otherwise take any actions considered necessary to re-designate any Securities acquired by the Minority Shareholder pursuant to any issuance of Securities as A Ordinary Shares.

4.	RECORDS AND INFORMATION

(a)	Company financial records. The Company shall at all times maintain materially accurate and complete accounting and other financial records in accordance with applicable law.

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(b)	Provision of information.

(i)	Upon reasonable prior notice of at least forty eight (48) hours to the Company (such notice to be provided in writing), the Minority Shareholder shall have the right to inspect the statutory registers of the Company held at the Company’s registered offices during business hours.

(ii)	Upon written request, the Company will provide copies of materials distributed to the Board as “Board packages” or “Board decks” for each meeting of the Board, provided, however, that the Company reserves the right to withhold any information if access to such information could (i) adversely affect the attorney- client privilege between the Company and its counsel, (ii) result in disclosure of trade secrets or highly sensitive information, and (iii) pertains to a matter which involves a conflict of interest.

(iii)	Any information obtained through the exercise of rights set forth in this Section 4 shall be subject to the confidentiality provisions set out in Section 21 of this Agreement.

5.	RESTRICTIONS ON TRANSFER

(a)	General Restrictions on Transfer. Except pursuant to a Permitted Transfer, no Minority Shareholder shall sell, transfer, assign, hypothecate, pledge or otherwise encumber or dispose of, directly or indirectly, whether with or without consideration, whether voluntarily or involuntarily or by operation of law and whether pertaining to legal and/or beneficial title (a “Transfer”) any Securities or interest in Securities unless (i) the Board has provided its prior written consent to such Transfer, or (ii) such Transfer is pursuant to a Drag-Along Sale, a Tag-Along Sale, or a Solvent Reorganisation.

(b)	Permitted Transfers. A Shareholder may Transfer his, her or its Securities to any Permitted Transferee of such Shareholder; provided that (A) such Transfer was not undertaken for the purpose of circumventing the restrictions on Transfer set forth in this Agreement, and (B) if subsequently following such Transfer the transferee ceases to be a Permitted Transferee of such Shareholder, such transferee shall immediately Transfer the Securities Transferred to it back to such Shareholder or a Permitted Transferee of such Shareholder and pending such Transfer back, shall not exercise any voting rights with respect to such Securities; provided further that the restrictions on Transfer contained in this Agreement shall continue to apply to such Securities after any such Transfer and that any such Permitted Transferee shall agree in writing to be bound by the provisions of this Agreement in its capacity as holder of the Securities so Transferred (a “Permitted Transfer”).

(c)	Transfers in Violation of Agreement. To the fullest extent permitted by applicable law, any Transfer or attempted Transfer of any Securities in violation of any provision of this Agreement or the Articles shall be void and of no effect, and to the fullest extent permitted by applicable law, the Company shall not give effect to such Transfer nor record such Transfer in its records nor treat any purported transferee of such Securities as the holder or owner of such Securities for any purpose.

6.	TAG-ALONG RIGHTS

(a)	Delivery of Tag-Along Notice. The Parties agree that, if a Majority Shareholder (acting on its own or together with one or more of its Affiliates) (the “Tag-Along Majority Shareholder”) desires to Transfer any Securities then held by the Majority Shareholder and its Affiliates (the “Tag-Along Securities”) to any Person resulting in a Change of Control, other than pursuant to a Drag-Along Sale or a Solvent Reorganisation or a Permitted Transfer (a “Tag-Along Sale”), the Tag-Along Majority Shareholder shall, at least twenty (20) Business Days prior to the proposed date of completion of such Tag-Along Sale, deliver written notice (a “Tag-Along Notice”) to the Minority Shareholder, specifying in reasonable detail the identity of the prospective transferee(s), the number of Tag-Along Securities of each class or type to be Transferred, the price and the other terms and conditions applicable to the Tag-Along Sale, including copies of any definitive agreements then available.

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(b)	Election to Participate. The Minority Shareholder may elect to participate in the contemplated Tag-Along Sale by delivering written notice to the Tag-Along Majority Shareholder within ten (10) Business Days after delivery of the Tag-Along Notice. If the Minority Shareholder elects to participate in the contemplated Tag-Along Sale, the Minority Shareholder (a “Tag-Along Seller”) shall be entitled to sell its Tag-Along Participating Securities in such Tag-Along Sale, on terms no more or less favourable to the Tag-Along Seller than those agreed between the Tag-Along Majority Shareholder and the proposed transferee.

(c)	Prospective Transferees. If a Tag-Along Seller elects to participate in such Tag- Along Sale pursuant to Section 6(b), the Tag-Along Majority Shareholder shall use commercially reasonable endeavours to obtain the agreement of any prospective transferee to the participation of the Tag-Along Seller in any contemplated Tag-Along Sale. In any case, the Tag-Along Majority Shareholder shall not Transfer any of its Tag-Along Securities to any prospective transferee pursuant to any such Tag-Along Sale unless (i) simultaneously with such Transfer, such prospective transferee purchases from each Tag-Along Seller the Securities which such Tag-Along Seller is entitled to Transfer pursuant to Section 6(b) and on the terms set out therein, or (ii) if such prospective transferee declines to allow the participation of any Tag-Along Seller, simultaneously with such Tag-Along Sale the Tag-Along Majority Shareholder purchases the Securities from such Tag-Along Seller which such Tag-Along Seller is entitled to Transfer pursuant to Section 6(b) and on terms no more or less favourable to the Tag-Along Seller as set out therein. If the prospective transferee fails to purchase such Securities from any Tag-Along Seller as to which such Tag-Along Seller has exercised its rights under Section 6(b) and the Tag-Along Majority Shareholder fails to purchase such Securities from such Tag-Along Seller, the Tag-Along Majority Shareholder shall not be permitted to validly consummate such proposed Transfer.

(d)	Cooperation of Shareholders. With respect to any Tag-Along Sale which complies with the terms of this Section 6, each participating Tag-Along Seller (i) shall effect such transactions as are reasonably necessary or advisable to implement the Tag-Along Sale, as determined by the Board in the light of any business, taxation or marketability concerns, (ii) hereby agrees to use his, her or its best endeavours to effect such Tag- Along Sale as expeditiously as practicable, including by providing details of a bank account held in the name of the relevant Shareholder, delivering all documents and entering into any instrument, undertaking or obligation necessary to implement the Tag- Along Sale or reasonably requested by the Board or the Tag-Along Majority Shareholder in order to implement the Tag-Along Sale, and (iii) hereby consents to the taking of any step by the Company which is necessary or desirable as determined by the Board to effect any legal formalities in connection with the Transfer of Securities subject to such Tag-Along Sale.

(e)	Protections and Costs. Each participating Tag-Along Seller shall (i) pay his, her or its pro rata share of the expenses incurred by the Tag-Along Majority Shareholder in connection with such Tag-Along Sale, (ii) only be required to grant warranties in respect of identity, due authorisation, non-contravention, and ownership (free and clear title) of the Securities owned by that Tag-Along Seller which are subject to such Tag-Along Sale.

7.	DRAG-ALONG RIGHTS

(a)	Delivery of Drag-Along Notice. The parties agree that, if a Majority Shareholder (acting on its own or together with one or more Affiliates) (the “Drag-Along Majority Shareholder”) desires to Transfer Securities (the “Drag-Along Securities”) at any time to a bona fide independent third party purchaser, the Drag-Along Majority Shareholder may, prior to but in contemplation of such Transfer, elect to deem such Transfer a “Drag-Along Sale” in accordance with the terms of this Section 7, in which case all other Shareholders shall be deemed “Drag-Along Sellers” for the purposes hereof. The Drag-Along Majority Shareholder may compel such Drag-Along Sellers to participate in such Drag-Along Sale by transferring one hundred per cent. (100%) of their Securities, on terms no less favourable to the Drag-Along Sellers than those agreed between the Drag-Along Majority Shareholder and the proposed transferee. The Company shall provide notice of a Drag-Along Sale (the “Drag-Along Notice”) to each Shareholder no less than twenty-five (25) Business Days prior to the proposed date of completion of the Drag-Along Sale. Such Drag-Along Notice shall specify in reasonable detail the identity of the prospective transferee(s), the number of Drag- Along Securities of each class or type to be transferred, and the price and the other terms and conditions applicable to the Drag-Along Sale, including copies of any definitive agreements then available.

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(b)	Cooperation of Shareholders. With respect to any Drag-Along Sale which complies with the terms of this Section 7, each Shareholder (i) shall effect such transactions as are reasonably necessary or advisable to implement the Drag-Along Sale, as determined by the Board in the light of any business, taxation or marketability concerns, (ii) hereby agrees to use his, her or its best endeavours to effect such Drag-Along Sale as expeditiously as practicable, including by providing details of a bank account held in the name of the relevant Shareholder, delivering all documents and entering into any instrument, undertaking or obligation necessary to implement the Drag-Along Sale or reasonably requested by the Board or the Majority Shareholder in order to implement such Drag-Along Sale (provided that any Drag-Along Seller shall not be compelled to give any warranties pursuant to such Drag-Along Sale except in respect of its identity, due authorisation, non-contravention, and ownership (free and clear title) of the Securities owned by that Drag-Along Seller which are subject to such Drag-Along Sale) and (iii) hereby consents to the taking of any step by the Company (as applicable) which is necessary or desirable as determined by the Board to effect any legal formalities in connection with the Transfer of his, her or its Securities which are subject to such Drag-Along Sale.

(c)	Protections and Costs. Each Minority Shareholder, in its capacity as a Drag-Along Seller shall:

(i)	pay his, her or its pro rata share of the expenses incurred by the Drag-Along Majority Shareholder in connection with such Drag-Along Sale; and

(ii)	only be required to grant warranties in respect of identity, due authorisation, non-contravention and free and clear title.

8.	SOLVENT REORGANISATION

The Board, acting in its sole discretion, shall be authorised to cause a Solvent Reorganisation at any time and for any reason (including, but not limited to, in connection with a Drag-Along Sale or Tag-Along Sale, but subject always to the provisions of this Agreement which govern Drag-Along Sales and Tag-Along Sales). In the event of any Solvent Reorganisation, each Party hereto shall take all necessary and advisable steps to facilitate and effectuate such transaction, as determined by the Board in its sole discretion in light of relevant business, marketability and taxation concerns, including by voting (or abstaining from voting) or executing a written consent to approve such transaction, raising no objection to such transaction, refraining from the exercise of any statutory or other legal rights that may inhibit the full implementation of such transaction (including any minority protections, any statutory dissenter’s rights or rights to fair value), and generally cooperating as Shareholders so that the transaction may be implemented as rapidly and efficiently as possible. In the event that Securities are exchanged or converted or new Securities are issued in a Solvent Reorganisation, the definitions and other provisions of this Agreement shall (provided that, for the avoidance of doubt, the conditions set forth in the definition of Solvent Reorganisation are fully respected) be automatically amended to reflect such exchange, conversion or issuance, as determined in the discretion of the Board with notice of any such amendments provided to the Parties hereto in accordance with Section 20.

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9.	FACILITATION

(a)	Transfers. Each Shareholder acknowledges each Transfer of Securities that is effected in accordance with this Agreement and undertakes to do all things reasonably requested by the Board to give legal effect to each such Transfer, including voting in favour thereof at a general meeting of the Shareholders.

(b)	Powers of the Board Upon Default. If a Shareholder is required to Transfer Securities pursuant to of this Agreement or the Articles and such Shareholder fails, refuses or resists the Transfer of such Securities in breach of its obligations under this Agreement or the Articles, the Board acting in good faith, and to the maximum extent permitted by applicable law, may authorise a Person to execute and deliver the necessary Transfer documentation (including but not limited to a counterpart to this Agreement or deed of adherence) on behalf of such Shareholder and the Company may receive the purchase money in trust for such Shareholder and cause the Person acquiring such Securities to be registered as the holder of such Securities in the Company (as the case may be) register of Securities, and admitted as a Shareholder with all the rights associated therewith. The receipt by the Company of the purchase money shall constitute a good discharge to the relevant purchaser and, after such purchaser has been registered as the Shareholder, the validity of the sale and purchase and the relevant Transfer shall not be questioned or challenged by any Person, including, the transferring Shareholder, and any right to so challenge is hereby waived to the maximum extent allowed by law; provided that, for the avoidance of doubt, the foregoing does not restrict any challenge with respect to, or effect a waiver of, any claim that there has been a breach of this Agreement. The Company shall not pay the purchase money to the transferring Shareholder until he, she or it shall have delivered to the Company his, her or its Securities certificate(s), if issued, or a suitable indemnity and the necessary form of transfer.

(c)	Power of Attorney.

(i)	The Minority Shareholder hereby irrevocably constitutes and unconditionally appoints and grants to the Majority Shareholder and the Directors (as appointed from time to time, each of them acting individually, with full power of substitution (each, an “Attorney”)) full power of attorney to act as such Minority Shareholder’s true and lawful representative and attorney, in such Minority Shareholder’s name, place and stead (and such Minority Shareholder’s capacity as a holder of Securities), to perform, make, execute, sign, acknowledge, deliver and/or file all deeds, agreements, instruments, certificates, powers of attorney and other documents which may be reasonably required by any applicable law or otherwise in order to give effect to the provisions of this Agreement (including, for the avoidance of doubt, any obligations required to be performed by such Minority Shareholder pursuant thereto) and the Articles.

(ii)	Each Minority Shareholder undertakes to ratify whatever any Attorney shall lawfully and properly within the terms of this Agreement do or cause to be done in accordance with the power of attorney contained in this Section 9(c) and the terms of this Agreement and the Articles. The power of attorney contained in this Section 9(c) shall remain in force in relation to the Minority Shareholder until this Agreement is terminated in respect of the rights and obligations of the Minority Shareholder. The Minority Shareholder hereby indemnifies each and any Attorney against any claim made by any third party in connection with or resulting from (i) the power of attorney contained in this Section 9(c) or (ii) any legal act that any Attorney performs under such power of attorney in the name of the applicable Minority Shareholder. Each and any Attorney is authorised to use the power of attorney contained in this Section 9(c), even when he or she or it represents one or more others, involved in the aforementioned legal act.

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10.	REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder represents and warrants, as of the date such Person becomes a Shareholder, that this Agreement has been duly authorised, executed and delivered by such Shareholder and constitutes the valid and binding obligation of such Shareholder, enforceable in accordance with its terms, that the Shareholder is not insolvent, bankrupt or unable to pay his, her or its debts as they fall due and is not subject to any arrangement, proceeding or compromise with any of his, her or its creditors and, so far as he, she or it is aware, no events have occurred which would justify the same, and in the case of a Shareholder which is a body corporate, has the requisite power and authority to enter into, deliver and perform its obligations under this Agreement and the transactions contemplated hereby. No Shareholder shall grant any proxy or become party to any voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement.

11.	AMENDMENT; WAIVER

Except as otherwise provided herein, any modification, amendment, or waiver of any provision of this Agreement will be effective if (i) such modification, amendment, or waiver is approved in writing by the Majority Shareholder, and (ii) all Shareholders have been given notice of such modification, amendment or waiver in accordance with Section 20; provided that in the event that such modification, amendment or waiver would materially, adversely and disproportionately affect the Minority Shareholder, then such modification, amendment or waiver will require the consent of the Minority Shareholder, such consent not to be unreasonably withheld, delayed or conditioned. Notwithstanding anything herein to the contrary, the execution of a deed of adherence by any Person shall not be considered a modification, amendment or waiver of any of the provisions of this Agreement.

12.	COOPERATION OF SHAREHOLDERS

In respect of the actions and matters contemplated in this Agreement, the Parties shall take all actions reasonably requested by the Board to implement any decision of the Board validly approved under the terms of this Agreement, including voting at all meetings in person or by proxy and executing a written consent in favour of any such action or matter validly approved by the Board. In the event that the law of England and Wales requires any greater or other approval, including any approval of Shareholders or group of Shareholders, in respect of any such action or matter validly approved under the terms of this Agreement, the Parties covenant to promptly provide such approval for such action or matter.

13.	TERMINATION

This Agreement shall terminate in respect of a Shareholder upon the earliest of: (i) such Shareholder ceasing to hold Securities, (ii) the liquidation, winding up or dissolution of the Company pursuant to the Articles, and (iii) a Change of Control; provided that termination shall not affect any accrued claims of the Parties for any breaches of this Agreement occurring prior to termination.

14.	SEVERABILITY

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein to best reflect the original intent of the Parties hereto.

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15.	ENTIRE AGREEMENT

This Agreement, any other agreements referenced herein or therein among the Parties and of even date herewith, and the Articles together embody the complete agreement and understanding among the Parties hereto with respect to the subject matter hereof and extinguish, supersede and pre-empt any prior understandings, agreements or representations by or among the Parties, written or oral. The Parties further acknowledge and agree that they have not relied on or been induced to enter into this Agreement by any representation, warranty or undertaking (whether contractual or otherwise) other than as is set out in this Agreement.

16.	COUNTERPARTS

This Agreement may be executed in multiple counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

17.	LIABILITY

Obligations, covenants, warranties, representations and undertakings expressed herein to be assumed or given by two or more of the other Parties hereto shall in each case be construed as if expressed to be given severally and not jointly and severally.

18.	EXCULPATION

(a)	Successors and Assigns; Beneficiaries. This Agreement is personal to the Parties and shall not be capable of assignment, except that each Shareholder may assign the whole or any part of its rights in this Agreement to any Person to whom Securities are Transferred in compliance with this Agreement and the Articles. Subject to the right of each Group Company and each shareholder, investor, director, officer or employee of any Group Company to enforce this Section 18:

(i)	a Person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act of 1999 to enforce any term of this Agreement;

(ii)	there shall be no rights of third parties under this Agreement; and

(iii)	this Agreement is not intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

(b)	Exculpation. No Director shall be liable in such capacity to any other Director, any member of the Group or any Shareholder for any loss suffered by the Group or any Shareholder unless such loss is caused by the Director’s gross negligence, wilful misconduct, fraud, violation of law or material breach of this Agreement or the Articles (including any decision of the Board which is taken in a manner constituting gross negligence, wilful misconduct, fraud, a violation of law or a material breach of this Agreement or the Articles). The Directors shall not be liable for errors in judgment or for any acts or omissions that do not constitute gross negligence, wilful misconduct, fraud, a violation of law or a material breach of this Agreement or the Articles. Any Director may consult with counsel and accountants and any Shareholder, director, officer, employee or committee of any member of the Group or other professional expert in respect of Board affairs, and provided the Director acts in good faith reliance upon the advice or opinion of such counsel or accountants or other Persons, the Director shall not be liable to any other Director, any member of the Group or any Shareholder for any loss suffered by the Group in reliance thereon.

19.	REMEDIES

To the extent allowed by applicable law, (i) any Person having rights under any provision of this Agreement shall be entitled to enforce their rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favour and (ii) the Parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that each Company and each Shareholder may in its sole discretion apply to the High Court in London, England, for specific performance or injunctive relief (without posting a bond or other security unless so ordered by the competent courts) in order to enforce, or prevent any violation of, the provisions of this Agreement. The failure to exercise or delay in exercising a right or remedy provided in this Agreement shall not impair or constitute a waiver of any other right or remedy provided in this Agreement.

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20.	NOTICES

All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered personally to the recipient, (b) if sent by prepaid registered mail, on the date of delivery as evidenced by the return receipt, (c) if sent by courier, on the date of delivery as evidenced by the proof of delivery or (d) at the time of transmission if delivered by email evidenced by a confirmation of delivery by the recipient which, for the avoidance of doubt, does not include an automatically and electronically generated response by or on behalf of the recipient (e.g. “out of office”). Such notices, demands and other communications sent to the Company or a Shareholder shall be sufficient if delivered to the Company or such Shareholder by email or at its physical address as set forth herein, and if such physical address or email address is not so indicated then at such physical address, or email address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party.

21.	CONFIDENTIALITY

(a)	Treatment of Confidential Information. Each Shareholder agrees that Confidential Information may be made available to it by the Company, its Subsidiaries or other Shareholders. Each Shareholder agrees that it shall use, and that it shall cause any Person to whom Confidential Information is disclosed pursuant to clause (i) below to use, the Confidential Information only in connection with its investment in the Securities and not for any other purpose. Each Shareholder further acknowledges and agrees that it shall not disclose any Confidential Information to any Person, except that Confidential Information may be disclosed:

(i)	to (A) such Shareholder’s representatives in the normal course of the performance of their duties reasonably related to such Shareholder’s investment in the Securities, (B) rating agencies for the purpose of rating any debt instruments of such Shareholder, or (C) any Affiliate or beneficial owner of any Shareholder; provided that such Shareholder must inform each such Person of the confidential nature of the Confidential Information and require such Person to keep such Confidential Information confidential in accordance with the provisions hereof;

(ii)	to the extent required (based on advice of counsel), by applicable law, rule, regulation or legal process or by any competent judicial or regulatory authority including any Taxation Authority (including, complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which such Shareholder is subject; provided that such Shareholder shall give the Board prompt notice of such request(s), to the extent practicable, so that the Company or the applicable Subsidiary of the Company may seek an appropriate protective order or similar relief (and such Shareholder shall cooperate with such efforts and shall in any event make only the minimum disclosure required by such law, rule, regulation or legal process));

(iii)	if the prior written consent of the Board shall have been obtained; or

(iv)	by the Majority Shareholder to their respective Affiliates and their and their Affiliates’ respective current and potential fund limited partners, advisers, sources of finance and prospective purchasers.

(b)	Assertion or Defences of Claims. Nothing contained herein shall prevent the use (subject, to the extent possible, to a protective order) of Confidential Information in connection with the assertion or defence of any claim by or against the Company or any Subsidiary of the Company or against any Shareholder.

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22.	ANNOUNCEMENTS

(a)	Subject to the remainder of this Section 22, no party may make or send a public announcement, communication or circular concerning the existence of this Agreement or the transactions referred to in this Agreement unless it has first obtained the written consent of the other parties (not to be unreasonably withheld, delayed or conditioned).

(b)	Section 22(a) does not apply to a public announcement, communication or circular:

(i)	required by law, regulation or rule applicable to the party; or

(ii)	if, and to the extent, lawfully required by any regulatory authority to which that party is subject or submits, wherever situated, whether or not the requirement for disclosure has the force of law, provided that any such public announcement, communication or circular shall, so far as is practicable, be made:

(iii)	after notice to, and consultation with, the other parties (except where such notice or consultation is prohibited by law); and

(iv)	after taking into account the reasonable requirements of the other parties as to its content, timing and manner of making or despatch.

23.	CONFLICTS

In the event of any conflict between the terms of this Agreement, on the one hand, and the Articles, on the other hand, this Agreement shall prevail as between the Parties (other than the Company, in respect of its Articles) and the Parties shall procure that the Articles, as applicable, shall be amended forthwith to be consistent with this Agreement. Each Party shall exercise all voting and other rights and powers available to them so as to give effect to the provisions of this Agreement. In particular, to the maximum extent permissible by applicable law, each of the Shareholders agrees to waive any rights under the Articles to the extent such waiver is necessary to procure that the provisions of this Agreement may be applied in such manner as is described herein. The Company is not bound by any provision of this Agreement to the extent that it constitutes an unlawful fetter on any statutory power of the Company. This shall not affect the validity of the relevant provisions as between the other Parties to this Agreement or the respective obligations of the other Parties as between themselves under this Section 22.

24.	NO PARTNERSHIP

Nothing in this Agreement (or any of the arrangements contemplated hereby) shall be deemed to constitute a partnership among the Parties nor, except as may be expressly provided herein, constitute any Party the agent of the other Party for any purpose or give any Party any power or authority to commit or bind the other Party. In addition, unless otherwise agreed in writing by the Parties, none of the Parties shall enter into contracts with third Persons as agent for any other Party, nor shall any Party describe itself or in any way hold itself out as being an agent for any other Party or any Affiliate(s) thereof.

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25.	CROSS REFERENCES

All references herein to Sections shall be deemed references to such sections of this Agreement, unless the context shall otherwise require.

26.	NO STRICT CONSTRUCTION OR INTERPRETATION

The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party, and this Agreement shall be interpreted without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

27.	WAIVER OF CLAIMS; AGREEMENT NOT TO CHALLENGE

In the event that any action taken based on a determination of the Company or the Board and/or any Shareholder and approved by the Board and/or such Shareholder (as applicable) as to the proper interpretation or application of any provision of this Agreement or the Articles is agreed by the Parties or otherwise determined by a court of competent jurisdiction and authority to be erroneous, the Parties agree to cooperate in taking all appropriate actions to remedy the error in a manner that achieves, as nearly as practicable, the substantive effect provided for in this Agreement and minimises disruption to the business and capital structure of the Group; provided that each Shareholder hereby waives and agrees not to raise any claim that any such action is void, voidable or subject to rescission under the laws of any jurisdiction or under the Articles.

28.	CONSTRUCTION

The headings of the Sections and sub sections of this Agreement are for convenience of reference only, and are not to be considered in construing the terms and provisions of this Agreement. The Parties hereto do not intend to incorporate terms or definitions of English statutes, provisions of the City Code on Takeovers and Mergers or any similar language, and every term hereof is intended to express (and be interpreted in accordance with) the plain meaning of such term without regard to any similarity to a term of art of English law. For the purposes hereof, (i) words of one gender shall be held to include masculine, feminine or neuter as the context requires, (ii) the terms “hereof,” “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, paragraph, clause and schedule references are to the Sections, paragraphs, clauses and schedules of and to this Agreement unless otherwise specified, (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”, unless the context otherwise requires or unless otherwise specified, (iv) a procuring obligation, means that the Person undertakes to exercise his or her voting rights (or abstain from voting) and use any and all powers vested in him or her as a shareholder, director, officer or employee of the Company or any other member of the Group to ensure compliance with that obligation so far as he or she is able to do so lawfully and in accordance with any applicable fiduciary duties, (v) “pro rata” as used herein, shall permit the separate treatment of odd lots and fractional shares and shall permit rounding to the nearest whole number, (vi) except as otherwise expressly provided in this Agreement, references to the time of day are to London time, (vii) a reference to something being “in writing” or “written” includes any mode of representing or reproducing words in visible form that is capable of reproduction in hard copy form, including words transmitted by email but excluding any other form of electronic or digital communication, (viii) a reference to a statute, statutory provision or subordinate legislation (“legislation”) refers to such legislation as amended and in force from time to time and to any legislation that (either with or without modification) re-enacts, consolidates or enacts in rewritten form any such legislation, provided that as between the Parties no such amendment, re-enactment or modification after execution of this Agreement shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or would otherwise adversely affect the rights of, any Party, and (ix) all references to “£”, “GBP” and “pounds” will be deemed to refer to Great British Pounds (the official currency of the United Kingdom) unless otherwise specifically provided, and any amount or monetary sum not otherwise expressed in GBP shall, unless otherwise agreed in writing by the Company, be deemed to be an amount in GBP translated at the applicable exchange rate agreed in writing at the reference rate of exchange (spot closing mid-point rate) as published in the Financial Times (London Edition) as of the applicable date of determination. Any waiver hereunder shall be binding with respect to a Shareholder and the Company only if made in writing executed by such Shareholder and the Company.

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29.	GOVERNING LAW; DISPUTE RESOLUTION

(a)	Governing Law. This Agreement and any non-contractual obligations arising out of or in connection with it (including any non-contractual obligation arising out of the negotiation of the transaction contemplated by this Agreement) are governed by and shall be construed in accordance with the laws of England and Wales.

(b)	Exclusive Jurisdiction. The Parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement (including a dispute relating to any non-contractual obligation arising out of or in connection with either this Agreement or the negotiation of the transaction contemplated by this Agreement). Each Party hereto agrees that the competent courts in London, England is the most appropriate and convenient courts to settle any such dispute, and, accordingly, that the Parties shall not argue to the contrary.

* * * * *

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IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as a deed on the day and year first above written.

EXECUTED as a deed by:

COMPANY

FUTURELEARN LIMITED

/s/ VITALY KLOPOT

By:	Vitaly Klopot

Its:	Director

Witnessed by:

/s/ SHINAE BAE

Name:	Shinae Bae

Address:

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IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as a deed on the day and year first above written.

EXECUTED as a deed by:

MAJORITY SHAREHOLDER

GAH EDUCATION HOLDING LIMITED

/s/ VALERY KISILEVSKY

By:	Valery Kisilevsky

Its:	Director

Witnessed by:

/s/ ROBYN BLACK

Name:	Robyn Black

Address:

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IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as a deed on the day and year first above written.

EXECUTED as a deed by:

MINORITY SHAREHOLDER

SELINA VENTURES HOLDING LTD

/s/ RAPHAEL MUSERI

By:	Rafael Museri

Its:	DIRECTOR

Witnessed by:

/s/ MAGGIE AZAR

Name:	Maggie Azar

Address:

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SCHEDULE 1

Minority Shareholder Approval Matters

1	Any amendment to this Agreement or the Articles, which amendment has a material and adverse effect on the Minority Shareholder in their capacity as shareholders in the Company (as compared to the Majority Shareholder).

2	Change the jurisdiction of incorporation or registration of the Company or make the Company resident for tax purposes in any jurisdiction other than its jurisdiction of tax residence as at the date of this Agreement.

3	Dispose of the whole or a material part of the assets, business or undertaking of the Company other than to a bona fide third-party on arm’s length terms or merge the Company or any part of its business or undertaking with any other person or propose to do so other than to or with a bona fide third-party on arm’s length terms.

4	Permit the Company to cease, or propose to cease, to carry on a material or the whole of its business or permit the Company or its directors (or any one of them) to take any step to wind up the Company, save where it is insolvent (within the meaning of section 123 of the Insolvency Act 1986) or permit the Company or its directors (or any one of them) to take any step to place the Company into administration (whether by the filing of an administration application, a notice of intention to appoint an administrator or a notice of appointment), permit the Company or its directors to propose or enter into any arrangement, scheme, moratorium, compromise or composition with its creditors (whether under Part I of the Insolvency Act 1986) or otherwise or to apply for an interim order under Part 1 of the Insolvency Act 1986, or permit the Company or its directors to invite the appointment of a receiver or administrative receiver over all or any part of the Company’s assets, business or undertaking.

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